Filed by Churchill Capital Corp II

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Churchill Capital Corp II

Commission File No. 001-38960

Date: January 12, 2021

CHURCHILL CAPITAL January 2021 Investor Presentation

2 Disclaimer  IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT  This communication is being made in respect of the proposed merger transaction involving Churchill II and Skillsoft. Churchil l I I intends to file a registration statement on Form S - 4 with the SEC, which will include a proxy statement of Churchill II and a prospectus of Churchill II, and Churchill II will file other documents regarding the proposed transaction with the SEC. A definitive proxy sta tement/prospectus will also be sent to the stockholders of Churchill II and Skillsoft, seeking any required stockholder appro val . Before making any voting or investment decision, investors and security holders of Churchill II and Skillsoft are urged to carefully re ad the entire registration statement and proxy statement/prospectus, when they become available, and any other relevant docum ent s filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information ab out the proposed transaction. The documents filed by Churchill II with the SEC may be obtained free of charge at the SEC’s websit e at www.sec.gov. In addition, the documents filed by Churchill II may be obtained free of charge from Churchill II at www.chur chi llcapitalcorp.com. Alternatively, these documents, when available, can be obtained free of charge from Churchill II upon writ ten request to Churchill Capital Corp II, 640 Fifth Avenue, 12th Floor, New York, New York 10019, Attn: Secretary, or by calling (212) 38 0 - 7 500.  Churchill II, Skillsoft and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Churchill II, in favor of the approval of the merger. Information regarding Ch urchill II’s directors and executive officers is contained in Churchill II’s Annual Report on Form 10 K for the year ended December 31, 2019 and its Qu arterly Report on Form 10 - Q for the quarterly periods ended March 31, 2020, June 30, 2020, and September 30, 2020 which are file d with the SEC. Additional information regarding the interests of those participants, the directors and executive officers of S kil lsoft and other persons who may be deemed participants in the transaction may be obtained by reading the registration stateme nt and the proxy statement/prospectus and other relevant documents filed with the SEC when they become available. Free copies of these d ocu ments may be obtained as described in the preceding paragraph.  This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitati on of any vote or approval, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, soli cit ation, or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction.  FORWARD - LOOKING STATEMENTS; NON - GAAP  This communication contains forward - looking statements within the meaning of the Private Securities Litigation Reform Act of 199 5 including, but not limited to, Churchill’s, Skillsoft’s and Global Knowledge’s expectations or predictions of future financ ial or business performance or conditions. Forward - looking statements are inherently subject to risks, uncertainties and assumptions. Generally, statements that are not historical facts, including statements concerning our possible or assumed future actions, business st ra tegies, events or results of operations, are forward - looking statements. These statements may be preceded by, followed by or include the words “believes,” “estimates,” “expects,” “projects,” “forecasts,” “may,” “will,” “should,” “seeks,” “plans,” “scheduled,” “a nt icipates” or “intends” or similar expressions. Such forward - looking statements involve risks and uncertainties that may cause actual events, results or performance to differ materially from those indicated by such statements. Certain of these risks are identified an d d iscussed in Churchill II’s Form 10 - K for the year ended December 31, 2019 under Risk Factors in Part I, Item 1A. These risk factors will be important to consider in determining future results and should be reviewed in their entirety. These forward - looking statements a re expressed in good faith, and Churchill, Skillsoft and Global Knowledge believe there is a reasonable basis for them. However, th ere can be no assurance that the events, results or trends identified in these forward - looking statements will occur or be achie ved. Forward - looking statements speak only as of the date they are made, and none of Churchill, Skillsoft or Global Knowledge is unde r any obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward - looking statement, whe ther as a result of new information, future events or otherwise, except as required by law. Readers should carefully review the state men ts set forth in the reports, which Churchill has filed or will file from time to time with the SEC.  In addition to factors previously disclosed in Churchill II’s reports filed with the SEC and those identified elsewhere in th is communication, the following factors, among others, could cause actual results to differ materially from forward - looking stateme nts or historical performance: ability to meet the closing conditions to the Skillsoft merger, including approval by stockholders of Churchill and Skillsoft, and the Global Knowledge merger on the expected terms and schedule and the risk that regulatory approvals required f or the Skillsoft merger and the Global Knowledge merger are not obtained or are obtained subject to conditions that are not anticipa ted ; delay in closing the Skillsoft merger and the Global Knowledge merger; failure to realize the benefits expected from the pr opo sed transactions; the effects of pending and future legislation; risks related to disruption of management time from ongoing busi nes s operations due to the proposed transactions; business disruption following the transactions; risks related to the impact of th e COVID - 19 pandemic on the financial condition and results of operations of Churchill, Skillsoft and Global Knowledge; risks related to Chu rchill’s, Skillsoft’s or Global Knowledge’s indebtedness; other consequences associated with mergers, acquisitions and divest itu res and legislative and regulatory actions and reforms; and risks of demand for, and acceptance of, our products and for cloud - based tec hnology learning solutions in general; our ability to compete successfully in competitive markets and changes in the competit ive environment in our industry and the markets in which we operate; our ability to develop new products; failure of our informat ion technology infrastructure or any significant breach of security; future regulatory, judicial and legislative changes in our i nd ustry; the impact of natural disasters, public health crises, political crises, or other catastrophic events; our ability to attract and re tain key employees and qualified technical and sales personnel; fluctuations in foreign currency exchange rates; our ability to protect or obtain intellectual property rights; our ability to raise additional capital; the impact of our indebtedness on our financial positi on and operating flexibility; and our ability to successfully defend ourselves in legal proceedings.  Any financial projections in this communication are forward - looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond Churchill’s, Skillsoft’s and Global Knowledg e’ s control. While all projections are necessarily speculative, Churchill, Skillsoft and Global Knowledge believe that the prepar ati on of prospective financial information involves increasingly higher levels of uncertainty the further out the projection ext end s from the date of preparation. The assumptions and estimates underlying the projected results are inherently uncertain and are subject to a wid e variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ ma terially from those contained in the projections. The inclusion of projections in this communication should not be regarded as an indi cat ion that Churchill, Skillsoft and Global Knowledge, or their representatives, considered or consider the projections to be a rel iable prediction of future events.  Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not ref lect actual results.  This communication is not intended to be all - inclusive or to contain all the information that a person may desire in considering an investment in Churchill and is not intended to form the basis of an investment decision in Churchill. All subsequent writt en and oral forward - looking statements concerning Churchill, Skillsoft and Global Knowledge, the proposed transactions or other matters and attributable to Churchill, Skillsoft and Global Knowledge or any person acting on their behalf are expressly qualified in the ir entirety by the cautionary statements above.  Some financial information in this communication, including Adjusted EBITDA and Adjusted EBITDA margin projections, have not bee n prepared in accordance with generally accepted accounting principles (“GAAP”). Churchill II is unable to provide reconcilia tio ns to the most directly comparable GAAP measures without unreasonable effort due to the uncertainty of the necessary information fo r such calculations.

Overview of CHURCHILL CAPITAL

Who We Are

A unique model, the first GP team focused purely on public equity vehicles

Creating value by leveraging the active engagement of high performing Fortune 500 CEOs

A pioneer in public equity vehicles for scale investments

A track record of acquiring proven, profitable, growing businesses of scale

A competitive edge in global sourcing

The demonstrated best partner for prospective targets

The Churchill companies

Asset	Clarivate Analytics	MultiPlan
Vehicle	CHURCHILL CAPITAL I	CHURCHILL CAPITAL III
Acquisition Announced	January 2019	July 2020
Churchill Partner	Jerre Stead	Paul Galant & Bill Veghte
Equity Value	$17B	$7B(1)
Firm Value	$21B	$11B(1)

skillsoft | CHURCHILL CAPITAL II
Raised June 2019 — $690M

CHURCHILL CAPITAL IV
Raised July 2020 — $2.07B

CHURCHILL CAPITAL V
Announced September 2020 — $400M

$35B+ in assets under the Churchill Umbrella

Source: FactSet. Market data as of 11/10/20.
(1) Based on value at close.

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4 • Top ten global consumer internet company / Largest listed in Europe by asset value • Leadership position across countries on five continents ‒ Early investor in Tencent and OLX • Listed by Naspers on Euronext Amsterdam in September 2019 under ticker PRX ‒ Part of the Euro Stoxx 50 index ‒ Market capitalization of $170bn+ • Focused on companies with high growth and leadership positions addressing big societal needs Overview of Leading EdTech Investor (Select EdTech Investments) Company Overview Investment Philosophy (As Presented by CEO Bob van Dijk at Investor Day 2019) Active Long - term Focus Focused “When we invest, we bring that operating capability to bear. We're very hands on.” “We don't do lots of different things. We do things at scale when we have a deep understanding of the business and we can get a good return” “We don't flip companies… if we see the potential of a company, we can be invested for 10 years, 20, 30 years” Source: FactSet. Market data as of 11/10/20.

Creating the new skillsoft

Purchase price	• Skillsoft ~$1.3B • Global Knowledge ~$233M
Combined Valuation multiples[1]	• Revenue: 2.2x • Adj. EBITDA: 7.6x • Levered Free Cash Flow: 5.6x
Capital structure	• $530M PIPE[2] • Net debt of ~$115M, 0.6x Adj. EBITDA[2,3,4]
Ownership[2,5]	• Churchill: ~50% • Skillsoft shareholders: ~17% • PIPE: ~32%
Partners	• Churchill Capital • Prosus
Timing	• S-4 Filing as soon as possible • Expected closing CY Q1 or Q2 2021

(1) Based on acquisition values and FYE 1/31/2023E financials. LFCF assumes ~70% conversion. (2) PIPE subject to certain conditions; $400M incremental investment by Prosus subject to certain conditions including CFIUS approval; assumes no redemptions. (3) Based on FYE 1/31/2023E Adj. EBITDA midpoint. (4) Debt includes Skillsoft debt and debt pro forma for Global Knowledge transaction. (5) Excludes impact of warrants, management equity, and portion of Founder Shares unvested and revested at $12.50 share price.

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6 5.6x 16.3x 74.4x 20.3x 7.6x 13.3x 106.7x 15.6x 2.2x 4.5x 5.2x 5.8x Significant value creation opportunity for investors Skillsoft’s implied value is at a significant discount to its peers on revenue m ultiples The Company is u nique in its high cash flow g eneration u nlike many of its peers Equity Value / CY2022E LFCF Firm Value / CY2022E Revenue Firm Value / CY2022E Adj. EBITDA  Source: FactSet . Market data as of 11/10/20. (1) Based on acquisition values of Skillsoft and Global Knowledge. Multiples based on midpoint of FYE 1/31/23E range. LFCF assume s ~ 70% conversion. 1 1 1

We are creating the new skillsoft as the world's leading digital corporate learning company

New skillsoft = Attractive Investment

New skillsoft

1 | Leader in large, growing, fragmented market with strong secular tailwinds

2 | Most comprehensive content, tools and modalities

3 | Wide reach serving >70% of Fortune 1000 with 600 person sales force in 160+ countries

4 | New Percipio platform and refreshed content at Skillsoft and new digital offerings at Global Knowledge driving growth

5 | Platform, sales force and scale enable accretive, bolt-on M&A

6 | Churchill-led team with Prosus and others contributing capital and expertise

Attractive Investment

1 | Business is at inflection point in CY21

2 | Revenue synergies from stronger, multi-modal tech & dev offerings

3 | Cost synergies from redundant G&A

4 | Financial scale with $700M Revenue & $200M Adj. EBITDA in CY22[1], positioning company as largest and most profitable business in space

5 | Attractive financial profile – subscription revenue, significant operating leverage and high FCF conversion

6 | Significant valuation discount to peers

Source: Churchill estimates.

(1) Pro forma for Churchill transaction with Skillsoft and Global Knowledge. Midpoint of estimated range; reflects FYE 1/31/23E financials.

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The corporate learning market is large, growing and fragmented

Large market

Addressable market


~$300B
~$130B
~$28B
Global professional learning
US professional learning
Global professional eLearning

Growing market

Global Professional eLearning market is anticipated to grow annually at ~10%(1) from 2020 to 2025


+10% p.a.
$28B
$45B
2020
2025

Fragmented market

No other corporate digital learning business with >$500m of revenue

New skillsoft

$500M revenue

UDACITY
OpenSesame
LinkedIn Learning
PLURALSIGHT
CrossKnowledge
360Learning
coursera
O'REILLY
edX
Udemy
BIZ LIBRARY

Source: Third-party consultant market research report, Tyton Partners, Grand View Research.
(1) Within the Global Education Technology market which is anticipated to grow annually at 18% from 2020 to 2027.

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Standalone skillsoft is a leading provider of comprehensive digital corporate learning content and tools

- Comprehensive source of digital learning content
- Extensive catalog for business skills, leadership development, compliance, and foundational tech & dev
- Expansive customer base and relationships with CHROs and CLOs
- New Percipio platform supports more immersive learning and engagement with higher NPS

180k+	Learning assets
$514M	CY19A revenue[1]
~96%	Revenue from subscriptions[2]

(1) Reflects FYE 1/31/20A financials.
(2) Refers to Content business; ~90% with SumTotal included.

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10 Standalone Global Knowledge is a world leader in IT and business skills training  Chosen IT trainer by most leading technology equipment and software suppliers  Authorized and non - authorized content  Hands - on, experiential learning led by expert instructors  Available in the classroom, virtually, and on - demand (1) Global Knowledge 2020 survey of virtual classroom learners.  Direct to learner subscription  Corporate subscription  Virtual classroom courses On - demand courses  300+  2,500+ Live virtual classroom courses  95% 1 Customer satisfaction rate

11 Skillsoft and Global Knowledge complement each other and position the combined company for growth  Combined company will cover most verticals in corporate learning 8  Geography  Content 1  Breadth 2  Depth 3  Skill Level 7  Partnerships  Modalities 4  Delivery modality 5  Learning experience  Reach 6  Customers North America EMEA APAC Safety & compliance Technology & Development Business & leadership skills General content Foundational level Practitioner level LMS partners (e.g., SAP/Success Factors) On - demand Assessments and reporting Flexible knowledge nuggets Custom learning plans Fortune 1000 CHROs & CLOs SMEs Governments Fortune 1000 CHROs & CLOs SMEs Governments North America EMEA APAC Safety & compliance Technology & Development Business & leadership skills General content (Original / off - the - shel f) Foundational Practitioner LMS partners (e.g., SAP/Success Factors) On - demand (Courses, books & audiobooks) Assessments and insights Flexible micro - learning Custom learning plans Authorized partner content Experiential learning Live virtual In - person Expert IT vendor (e.g., Cisco, Microsoft, AWS, Redhat ) Fortune 1000 CTOs & CIOs Learners South America

12 The new Skillsoft will be an industry leader in size, content, and impact Limited hands - on training  Inconsistent customer experience  Sub $500M revenue  Negative EBITDA  Limited breadth  Variable depth  Impact  Size  Content  ~ $700M  CY22E PF Revenue 1  ~$200M  CY22E PF Adj, EBITDA 1,2  53  NPS for Percipio 4  180k+  Courses, videos, and books 200 +  Certifications available  95%  Satisfied classroom learners 3  New Skillsoft  Leading competition              Source: Company materials  (1) Midpoint of estimated range; reflects FYE 1/31/23E financials, (2) Includes $25M of estimated run - rate cost synergies. (3) G lobal Knowledge 2020 survey of classroom learners. (4) Weekly overall NPS score as of 9/18/2020.

13 The new Skillsoft will have expansive reach Sample of customers of combined company (1) Business customers include government.  160+  Countries worldwide  >70%  Of Fortune 1000  ~ 45M  Learners worldwide  ~600 Combined sales force 13  ~98 % Revenue from business customers 1

14 Technology & Developer Leadership & Business Compliance #1 #2 #2 Skillsoft’s market position: Competitive Landscape: #1 Global leader The new will be the digital corporate learning leader, with leading positions across segments  Note: Skillsoft market shares for self - paced online digital learning globally, based on internal estimates; competitors’ shares based on internal estimates on revenue allocations.

15 Both companies at inflection point and positioned for growth  Present: Intersecting inflection points  2010 - 2020: Roadblocks and competitive pressures  1995 - 2010: Formation and growth  Accelerated virtual adoption  Launched on - demand subscriptions  Expanded into foundational and practitioner level IT content training  Encumbered with debt, then hit with COVID - 19, causing classroom sales decline  Classroom training for expert authorized technology  Large, loyal customer base  Largest partner for authorized vendors (MSFT, AWS, CSCO)  Launched Percipio  Shifted to learner focus  Started integration with 3rd party LMSs  Created live instruction capabilities  Launched rebranding effort  Taken private and encumbered with debt while venture - backed competitors launched new features (e.g., badging, credentialing, direct to learner selling)  First certified interoperable with SAP Learning (2003)  On - demand video offering (2007)  Broadest content library in market  Relationships with most Fortune 500 companies  Today we have recapitalized the new Skillsoft to catalyze its pivot to growth…

16 Percipio platform is the technological foundation for future growth  Source: Percipio.com, Skillsoft financials  (1) Compared to Skillsoft legacy platform; increase in retention varies by quarter.  u p to 29 pt  Increase in retention 1  4x  More learning hours 1 16  Why customers choose Percipio  Easy interface  Broad content  Better engagement  Reliable tracking  Integration with leading LMSs  Learner focused  Skill - based learning paths  AI - enabled  B adges , opensource content, microlearning, mobile app  The Percipio platform  ~100%  Percipio c ohort retention

The strength of percipio has been driving customer wins

Company Description	Win Type	Competition	Date	Skillsoft Value Drivers
$20B+ TEV company in the information technology sector	Winback	• LinkedIn Learning	January 2020	• Learner-driven experience design of Percipio • Strength of new course design • Proven integration with LMS platform
Multi-billion-dollar TV network	Head-to-Head	• LinkedIn Learning	April 2020	• Percipio platform integration • MIT neuroscience research, validation of learning methodology • Leadership development offering
$1B+ TEV company in the business services and retail sector	Head-to-Head	• LinkedIn Learning • Degreed • Udemy	April 2020	• Aligned to needs of 6-7 distinct business units • High value learnings paths and channels • Blend of customer content and channels
$5B+ TEV company in the financial services sector	Head-to-Head	• LinkedIn Learning • Pluralsight	May 2020	• Single source provider aligned across the business • Enabled key requirements for organization • Strong user experience feedback
$40B+ TEV company in the telecommunications sector	Early Renewal	• LinkedIn Learning	July 2020	• Breadth of offering; new experience with Percipio • Multi-modal content • Support for custom content
Multi-billion-dollar company in the manufacturing sector	Renewal	• LinkedIn Learning	July 2020	• Breadth of coverage, including compliance • Multi-modal content • Custom content
$100M+ company in the business solutions sector	Winback	• LinkedIn Learning	August 2020	• Single source provider for T&D, Compliance, L&B • Deep T&D capabilities+ Labs • Customized, mapped to ASG capability framework
Multi-billion-dollar company in the digital technology sector	Head-to-Head	• LinkedIn Learning	September 2020	• High value learnings paths and channels • Multi-language • Strong user experience feedback

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18 94% 95% - 100% 96% - 102% 97% - 103% is exhibiting strong momentum Percipio vs. Legacy Platform Skillport Performance Comparison ($M) Note: Dual Deployment (DD) reflects customers who are paying for Percipio and Skillport platforms. Percipio reflects customers who are only paying for Percipio products. Legacy platform Skillport reflects customers who are only paying for legacy platform Skillport . Information shown reflects FYE January 31st financials (e.g., FYE 1/31/22 shown for CY2021). (1) CRR represents combined renewal rate, which includes upsell, downsell and churn of existing customers; CRR does not include new business from new customers. Dual Deployment of Percipio & Skillport Legacy Platform Skillport Annual Recurring Revenue (Excl. SumTotal) Dual Deployment CRR (1) Skillport CRR (1) Percipio CRR (1) Percipio & DD New Business 13% ~30% ~60% 100% 32% ~45% ~30% 55% ~25% ~10% $328 $300 - 310 $305 - 320 $340 - 360 CY19A CY20E CY21E CY22E 111% 95% - 100% 96% - 102% -- 84% 74% - 78% 69% - 75% -- $10 $14-18 $22-30

19 $6 $3 $5 $7 $19 $30 $37 $36 $39 $21 $6 $12 $64 $55 $48 $55 Q4 CY'19 Q1 CY'20 Q2 CY'20 Q3 CY'20 has stabilized with improved product mix Note: Information shown reflects FYE January 31st financials (e.g., FYE 1/31/21 shown for CY2020). (1) Order intake represents contracted sales commitments for the forward 12 - month period. (2) Based on estimated change in total Classroom Training and Other revenue from CY19A to CY20E (FYE January 31 st financials). Global Knowledge Sequential Order Intake Progression ($M) Global Knowledge Quarterly Order Intake (1) • COVID - 19 expected to negatively impact classroom revenue by ~$120 - 125M (2) offset by ~$40M increase from growth in virtual and on - demand offerings • Order intake has stabilized and is growing sequentially • On - demand subscription will be a future growth driver for the business On - Demand Classroom Training & Other Virtual

20  Churchill - led investor group will accelerate the pivot to growth  Partnership of Leading EdTech and Growth Investors  Cash infusion supports investment in:  Business optimization  Mergers and acquisitions  Product development and deployment  Sales and marketing Talent and culture  Contributing capital, expertise, and management talent  Balance sheet restructuring repositions business ($1B+ new equity invested and eliminating ~$1.5B debt and ~$1.0 sponsor equity) CHURCHILL CAPITAL +

21 Churchill strategy to transform the new Skillsoft  Sales & marketing  Complete sales transformation with staffing of customer acquisition teams  Create integrated tech & dev sales team to cross - sell both companies’ offerings  Increase marketing and product qualified lead generation  Leverage digital selling tools and Global Knowledge e - commerce platform to engage learners directly  Product development & deployment  Accelerate Percipio migration with LMS integrations  Integrate and expand tech & dev offerings  Create multi - modal learning journeys with on - demand, virtual and classroom  Continue to enhance tools, leveraging AI, adaptive learning, custom content development  Invest in new content organically and through partnerships and M&A  Mergers & acquisitions  Expand corporate development team and leverage Churchill for opportunity sourcing  Create capability to rapidly acquire and integrate tuck - ins  Consider larger, accretive and transformational opportunities in - line with capital policy  Talent and culture  Create high performance leadership team (best athlete)  Transform culture, built upon an inspiring purpose, vision and values  Attract and retain top talent at all levels using equity compensation where appropriate  Business optimization  Realize $20M+ in near - term cost synergies  Leverage best cost locations  Upgrade back office systems to realize efficiencies and integrate future acquisitions

22 Skillsoft will accelerate growth with strategic acquisitions  New use cases  Learning content & tools  Platform capabilities P ositioned as the best acquirer with  Percipio platform Balance sheet  Size of salesforce  Customer base More than 1000 venture - backed tuck - in acquisition targets with less than $100M in revenue

Financial Overview

Key Metrics


Order intake
($M)
770
625-650
660-690
710-760
Revenue
($M)
802
650-680
645-675
675-725
Adj. EBITDA
($M)
221
145-165
155-175
180-220
Levered free cash flow
($M)
NM
NM
65-95
125-155
CY2019[1,4]
CY2020[1,4]
CY2021[1,4]
CY2022[1,4,5]

Note: CY2020 decline primarily due to decline in classroom revenue at Global Knowledge as a result of COVID-19, customer churn from Skillsoft legacy platform, and other impacts mainly attributable to COVID-19. Reconciliation of non-GAAP financial measures provided in appendix.

(1) Reflects FYE January 31st financials (e.g., FYE 1/31/22 shown for CY2021). CY2021 includes $15mm of estimated cost synergies; CY2022 includes $25mm of estimated cost synergies.
(2) Based on FYE 1/31/2023E Adj. EBITDA midpoint.
(3) Assumes no redemptions.
(4) The above unaudited pro forma non-GAAP financial results present the combined results of Skillsoft and Global Knowledge, assuming that they had been consolidated for the full LTM periods ended 1/31/2019 and 1/31/2020. These unaudited pro forma non-GAAP financial results do not reflect fresh start accounting for Skillsoft or any purchase accounting adjustments in respect of Global Knowledge. These unaudited pro forma non-GAAP financial results are not prepared in accordance with Article 11 of the SEC's Regulation S-X and may not reflect other adjustments that would be required in Article 11-compliant financial information. These unaudited pro forma non-GAAP financial results are not necessarily indicative of what the companies' results would have been if they had been under common control during the periods presented or of the companies' future results following the business combination.
(5) Assumes ~70% LFCF conversion.
(6) Short-term assumptions reference CY2020-CY2022; long-term targets reference CY2023 and beyond.

Short-Term Metrics

66%
Revenue from subscriptions

23 – 27%
Short-Term Adj. EBITDA Margin[6]

0.6x
Net Leverage at Close[2,3]

$535M
Cash on Balance Sheet[3]

Long-Term Target Metrics[6]

7 – 10%
Sector Growth Run-Rate Achieved During 2023

30 – 35%
Target Long-Term Adj. EBITDA Margin

75 – 85%
Long-Term LFCF Conversion

23

Transaction Summary

PF Equity Ownership
($M)

	Ownership			
	Day 1 Ownership [1]		Inc. Revested Promote [1]	
Shareholders	Shares	%	Shares	%
Churchill SPAC	81.9	50.1%	86.3 [2]	51.4%
Skillsoft S/H	28.5	17.4%	28.5	17.0%
Common Equity PIPE Investors [7]	53.0	32.4%	53.0	31.6%
Total Shares Outstanding	**163.4**	100.0%	**167.8**	100.0%

- *The sponsor will agree to a portion of promote unvesting and revesting at $12.50*
- *Substantial value will be created for investors before Churchill's sponsor receives all Founder shares*

Illustrative Capital Structure
($M)

		Metric	Pre-Restructuring	Post-Restructuring [6]
Cash			-	**$535**
Total Old Debt			**$2,363**	
New Debt:				
Take Back Debt				$610
A/R Facility			-	40
Total Debt			**$2,363**	**$650**
Net Debt			**2,363**	**115**
	CY2022E Adj. EBITDA [5]	$200	*11.8x / 11.8x*	*3.3x / 0.6x*
Interest Expense			$163	$53
Interest Coverage			1.2x	3.8x

Acquisition Values

- *Skillsoft Purchase Price: $1.3B*
- *Global Knowledge Purchase Price: $233M*

Illustrative Sources and Uses
($M)

Sources	$	%
Churchill Cash (IPO) [3]	$700	42.0%
Issue Equity to Skillsoft S/H	285	17.1%
Common Equity PIPE Cash [7]	530	31.8%
Cash from Skillsoft & GK Balance Sheet	61	3.7%
Take Back Debt [4]	90	5.4%
Total Sources	**$1,666**	**100.0%**

Uses	$	%
Cash Paid to Skillsoft S/H	$505	30.3%
Issue Equity to Skillsoft S/H	285	17.1%
Cash Paid to GK Lenders	172	10.3%
Take Back Debt [4]	90	5.4%
Transaction Fees	80	4.8%
Cash to Balance Sheet	535	32.1%
Total Uses	**$1,666**	**100.0%**

Source: Churchill estimates, management estimates.
(1) Excludes warrants and management equity. (2) Includes all Founder shares before unvesting and revesting 25% of Founder shares at $12.50 share price. (3) $700M available cash in Churchill Capital; assumes $10M of interest from cash held in trust. (4) $20M for Skillsoft lenders and $70M for Global Knowledge lenders. (5) Reflects FYE 1/31/23E Adj. EBITDA midpoint. (6) Pro forma for Churchill transactions with Skillsoft and Global Knowledge; assumes no redemptions. (7) PIPE subject to certain conditions; $400M incremental investment by Prosus subject to certain conditions including CFIUS approval.

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26 Appendix

Jeff Tarr to lead the new skillsoft

Transformational executive with a track record of success building tech-enabled services companies into trusted industry leaders.



Jeff Tarr
Chief Executive Officer

Execution Experience

Board Experience

- Over last two decades, has built three publicly traded tech-enabled information companies into industry leaders
- Will lead the Company to better serve its customers, capitalize on new technologies, and unlock new markets
- Former CEO of DigitalGlobe and Hoover's, Former President & COO of IHS

Meaningfully Grew DigitalGlobe's Business
(DigitalGlobe's Revenue Over Tenure; $ in millions)



2011A-2017A Year CAGR 18%
$340
$900
2011A
2017A

History of Creating Value for Shareholders
(IHS's Revenue Over Tenure; $ in millions)



2005A-2010A Year CAGR 18%
$476
$1,075
2005A
2010A

Source: DigitalGlobe, Maxar Technologies, and IHS filings, public information, and FactSet.

27

Financial Overview

($M)

	Calendar Year				
	2018A[1,2]	2019A[1,2]	2020E[1,2]	2021E[1,2]	2022E[1,2]
Skillsoft Order Intake:					
Content	$365	$347	$310 - $320[3]		
SumTotal	149	138	115 - 120		
Total Skillsoft Order Intake	**$513**	**$485**	**$425 - $440**	**$435 - $450**	**$465 - $495**
Global Knowledge Order Intake:					
Classroom Training and Other	$187	$171	$45 - $50[4]		
Digital Offerings	125	113	155 - 160		
Total Global Knowledge Order Intake	**$313**	**$285**	**$200 - $210**	**$225 - $240**	**$245 - $265**
Pro Forma Order Intake	**$826**	**$770**	**$625 - $650**	**$660 - $690**	**$710 - $760**
Skillsoft Revenue:					
Content	$378	$363	$330 - $340[3]		
SumTotal	156	152	120 - 130		
Total Skillsoft Revenue	**$534**	**$514**	**$450 - $470**	**$430 - $445**	**$440 - $470**
Global Knowledge Revenue:					
Classroom Training and Other	$199	$180	$55 - $60[4]		
Digital Offerings	119	108	145 - 150		
Total Global Knowledge Revenue	**$318**	**$288**	**$200 - $210**	**$215 - $230**	**$235 - $255**
Pro Forma Revenue	**$852**	**$802**	**$650 - $680**	**$645 - $675**	**$675 - $725**
Skillsoft Adj. EBITDA	$211	$185	$130 - $145		
Global Knowledge Adj. EBITDA	32	36	15 - 20		
Pro Forma Adj. EBITDA [5]	**$244**	**$221**	**$145 - $165**	**$155 - $175**	**$180 - $220**
Pro Forma Adj. Net Income [6]				**$90 - $105**	**$110 - $145**

Note: CY2020 decline primarily due to decline in classroom revenue at Global Knowledge as a result of COVID-19, customer churn from Skillsoft legacy platform, and other impacts mainly attributable to COVID-19. Product level view of Order Intake / Revenue for Skillsoft Content and SumTotal. Reconciliation of non-GAAP financial measures provided in appendix.

(1) Reflects FYE January 31st financials (e.g., FYE 1/31/22 shown for CY2021). CY2021 includes $15mm of estimated cost synergies; CY2022 includes $25mm of estimated cost synergies.

(2) The above unaudited pro forma non-GAAP financial results present the combined results of Skillsoft and Global Knowledge, assuming that they had been consolidated for the full LTM periods ended 1/31/2019 and 1/31/2020. These unaudited pro forma non-GAAP financial results do not reflect fresh start accounting for Skillsoft or any purchase accounting adjustments in respect of Global Knowledge. These unaudited pro forma non-GAAP financial results are not prepared in accordance with Article 11 of the SEC's Regulation S-X and may not reflect other adjustments that would be required in Article 11-compliant financial information. These unaudited pro forma non-GAAP financial results are not necessarily indicative of what the companies' results would have been if they had been under common control during the periods presented or of the companies' future results following the business combination.

(3) Skillsoft Content includes ~$15mm of order intake / revenue from services in CY20.

(4) Other order intake / revenue within the Global Knowledge Classroom Training and Other line item is ~$20mm in CY20.

(5) Reconciliation of non-GAAP financial measures provided in appendix for CY2018 and CY2019; CY2020 adjustments will be consistent with CY2018 and CY2019; on a going forward basis, the Company intends to exclude non-recurring, non-cash items including stock-based compensation, generally consistent with the categories identified on page 34. CY2021 excludes estimated cost to achieve synergies of $20mm.

(6) Pro forma adjusted net income calculated as adjusted EBITDA minus estimated depreciation expense minus estimated interest expense minus estimated adjusted taxes at pro forma cash tax rate; pro forma adjusted net income excludes purchase price amortization and all other items excluded from adjusted EBITDA.

28

Financial Summary

CY2019A – CY2022E Pro Forma Order Intake Bridge
($M)



$770
($37 - $27)
($23 - $18)
($126 - $121)
$42 - $47
$625 - $650
$10
$25 - $30
$660 - $690
$30 - $45
$20 - $25
$710 - $760
CY2019A Order Intake(1,2)
Skillsoft: Decrease in Content
Skillsoft: Decrease in SumTotal
Global Knowledge: Decrease in Classroom Training and Other
Global Knowledge: Increase in Digital Offerings
CY2020E Order Intake(1,2)
Skillsoft: Increase
Global Knowledge: Increase
CY2021E Order Intake(1,2)
Skillsoft: Increase
Global Knowledge: Increase
CY2022E Order Intake(1,2)

Note: CY2020 decline primarily due to decline in classroom revenue at Global Knowledge as a result of COVID-19, customer churn from Skillsoft legacy platform, and other impacts mainly attributable to COVID-19. Product level view of Order Intake / Revenue for Skillsoft Content and SumTotal. Reconciliation of non-GAAP financial measures provided in appendix.

(1) Reflects FYE January 31st financials (e.g., FYE 1/31/22 shown for CY2021). CY2021 includes $15mm of estimated cost synergies; CY2022 includes $25mm of estimated cost synergies.

(2) The above unaudited pro forma non-GAAP financial results present the combined results of Skillsoft and Global Knowledge, assuming that they had been consolidated for the full LTM periods ended 1/31/2019 and 1/31/2020. These unaudited pro forma non-GAAP financial results do not reflect fresh start accounting for Skillsoft or any purchase accounting adjustments in respect of Global Knowledge. These unaudited pro forma non-GAAP financial results are not prepared in accordance with Article 11 of the SEC's Regulation S-X and may not reflect other adjustments that would be required in Article 11-compliant financial information. These unaudited pro forma non-GAAP financial results are not necessarily indicative of what the companies' results would have been if they had been under common control during the periods presented or of the companies' future results following the business combination.

29

Financial Summary (Cont'd)

CY2019A – CY2022E Pro Forma Revenue Bridge
($M)


$802
($33 - $23)
($32 - $22)
($125 - $120)
$37 - $42
$650 - $680
($25 - $20)
$15 - $20
$645 - $675
$10 - $25
$20 - $25
$675 - $725
CY2019A Revenue(1,2)
Skillsoft: Decrease in Content
Skillsoft: Decrease in SumTotal
Global Knowledge: Decrease in Classroom and Other
Global Knowledge: Increase in Digital Offerings
CY2020E Revenue(1,2)
Skillsoft: Decrease (Due to Prior Year Decline in Order Intake)
Global Knowledge: Increase
CY2021E Revenue(1,2)
Skillsoft: Increase
Global Knowledge: Increase
CY2022E Revenue(1,2)

Note: CY2020 decline primarily due to decline in classroom revenue at Global Knowledge as a result of COVID-19, customer churn from Skillsoft legacy platform, and other impacts mainly attributable to COVID-19. Product level view of Order Intake / Revenue for Skillsoft Content and SumTotal. Reconciliation of non-GAAP financial measures provided in appendix.

(1) Reflects FYE January 31st financials (e.g., FYE 1/31/22 shown for CY2021). CY2021 includes $15mm of estimated cost synergies; CY2022 includes $25mm of estimated cost synergies.

(2) The above unaudited pro forma non-GAAP financial results present the combined results of Skillsoft and Global Knowledge, assuming that they had been consolidated for the full LTM periods ended 1/31/2019 and 1/31/2020. These unaudited pro forma non-GAAP financial results do not reflect fresh start accounting for Skillsoft or any purchase accounting adjustments in respect of Global Knowledge. These unaudited pro forma non-GAAP financial results are not prepared in accordance with Article 11 of the SEC's Regulation S-X and may not reflect other adjustments that would be required in Article 11-compliant financial information. These unaudited pro forma non-GAAP financial results are not necessarily indicative of what the companies' results would have been if they had been under common control during the periods presented or of the companies' future results following the business combination.

30

Financial Summary (Cont'd)

CY2019A – CY2022E Pro Forma Adj. EBITDA Bridge
($M)


$221
($64 - $44)
$4 - $9
($88 - $78)
$62 - $67
$145 - $165
($5)
$0
$15
$155 - $175
$20 - $35
($10 - $15)
$5 - $10
$180 - $220
CY2019A Adj. EBITDA(1,2)
Skillsoft: Revenue Decrease
Skillsoft: Expense Decrease
Global Knowledge: Revenue Decrease
Global Knowledge: Expense Decrease
CY2020E Adj. EBITDA(1,2)
Pro Forma: Revenue Decrease
Pro Forma: Expense Flat-lined
Cost Synergies (partial year)
CY2021E Adj. EBITDA(1,2)
Pro Forma: Revenue Increase
Pro Forma: Expense Increase
Additional Cost Synergies
CY2022E Adj. EBITDA(1,2)

Note: CY2020 decline primarily due to decline in classroom revenue at Global Knowledge as a result of COVID-19, customer churn from Skillsoft legacy platform, and other impacts mainly attributable to COVID-19. Reconciliation of non-GAAP financial measures provided in appendix.

(1) Reflects FYE January 31st financials (e.g., FYE 1/31/22 shown for CY2021). CY2021 includes $15mm of estimated cost synergies; CY2022 includes $25mm of estimated cost synergies.

(2) The above unaudited pro forma non-GAAP financial results present the combined results of Skillsoft and Global Knowledge, assuming that they had been consolidated for the full LTM periods ended 1/31/2019 and 1/31/2020. These unaudited pro forma non-GAAP financial results do not reflect fresh start accounting for Skillsoft or any purchase accounting adjustments in respect of Global Knowledge. These unaudited pro forma non-GAAP financial results are not prepared in accordance with Article 11 of the SEC's Regulation S-X and may not reflect other adjustments that would be required in Article 11-compliant financial information. These unaudited pro forma non-GAAP financial results are not necessarily indicative of what the companies' results would have been if they had been under common control during the periods presented or of the companies' future results following the business combination.

31

Summary of Shares Outstanding at Various Prices

(Shares in M)

Share Price	Public IPO Shares	Total Shares Outstanding	Public Shares as % of Shares Outstanding (Incl / Excl Public Warrants) [1]
$10.00	69.0	163.4	42.2% / 42.2%
$12.00	70.0	166.0	42.1% / 41.6%
$14.00	73.1	178.8	40.9% / 38.6%
$16.00	75.5	185.2	40.8% / 37.3%
$18.00	77.3	190.1	40.7% / 36.3%
$20.00	77.3	191.6	40.4% / 36.0%

Commentary

Churchill Public Shares:

- Includes 69.0M public IPO shares
- Includes 23.0M public warrants issued in connection with the IPO
  - Strike price of $11.50 / share and forced redemption price of $18.00 / share

Total Shares Outstanding:

- Includes 28.5M shares issued to Skillsoft shareholders
- Includes 53.0M shares issued to PIPE investors[2]
- Includes 16.7M warrants issued to PIPE investors at substantively identical terms as the public warrants
- Includes 5.0M warrants issued as consideration for Global Knowledge transaction
  - $11.50 strike price; no forced redemption
- Includes 17.25M founder shares
  - 4.3M founder shares subject to vest only if the share price exceeds $12.50 per share
- Includes 17.3M private placement warrants purchased or acquired by the sponsor[3]
  - $11.50 strike price; no forced redemption

Note: Shares and warrants net for Treasury Stock Method ("TSM"). Excludes management equity.
(1) Public shares including public warrants (on a TSM basis) as % of total shares outstanding / public shares excluding public warrants (on a TSM basis) as % of total shares outstanding.
(2) PIPE subject to certain conditions; $400M incremental investment by Prosus subject to certain conditions including CFIUS approval.
(3) Includes 1.5mm warrants payable to Churchill sponsor for loan to Churchill at Churchill sponsor's option.

32

Reconciliation of Non-GAAP Financial Measures

Pro Forma Adj. EBITDA Reconciliation
($M)

	LTM 1/31/19			LTM 1/31/20		
	Skillsoft [1]	Global Knowledge	Combined	Skillsoft [1]	Global Knowledge	Combined
Pro Forma Revenue	**$534**	**$318**	**$852**	**$514**	**$288**	**$802**
Pro Forma Net income (loss) - GAAP	**($400)**	**($29)**	**($429)**	**($849)**	**($21)**	**($871)**
Interest expense, net	396	24	420	430	26	456
Provision for income taxes	5	(3)	2	11	2	13
Depreciation and amortization	164	23	187	106	19	125
Impairment of goodwill and intangible assets	16	--	16	441	--	441
Pro Forma EBITDA	**$182**	**$15**	**$196**	**$138**	**$25**	**$164**
Non-recurring retention and consulting costs	13	--	13	5	1	6
Recapitalization, financing and acquisition related	1	1	2	21	1	22
Restructuring and contract terminations	2	13	16	3	6	9
Integration and migration related	7	--	7	6	--	6
FX and other non-cash expense	5	(0)	5	10	1	11
Stock-based compensation	--	--	--	--	--	--
Other add backs	1	4	5	1	2	3
Pro Forma Adjusted EBITDA	**$211**	**$32**	**$244**	**$185**	**$36**	**$221**

Note: The above unaudited pro forma non-GAAP financial results present the combined results of Skillsoft and Global Knowledge, assuming that they had been consolidated for the full LTM periods ended 1/31/2019 and 1/31/2020. These unaudited pro forma non-GAAP financial results do not reflect fresh start accounting for Skillsoft or any purchase accounting adjustments in respect of Global Knowledge. These unaudited pro forma non-GAAP financial results are not prepared in accordance with Article 11 of the SEC's Regulation S-X and may not reflect other adjustments that would be required in Article 11-compliant financial information. These unaudited pro forma non-GAAP financial results are not necessarily indicative of what the companies' results would have been if they had been under common control during the periods presented or of the companies' future results following the business combination.
(1) Calculation pursuant to credit agreement operative in those periods.

33